Overstock.com, Inc.

6350 South 3000 East

Salt Lake City, Utah 84121

December 7, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mara L. Ransom

Jenifer López

Re:                             Overstock.com, Inc.

Registration Statement on Form S-3 (Registration No. 333-203607)

Ladies and Gentlemen:

On behalf of Overstock.com, Inc. (the “Company”), the undersigned hereby requests, in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above referenced Registration Statement on Form S-3 to become effective on December 9, 2015 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.  The Company respectfully requests that you notify Stephen J. Obie of such effectiveness by a telephone call to (212) 326-3773.

In connection with such request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephen J. Obie of Jones Day at (212) 326-3773 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

OVERSTOCK.COM, INC.

By:	/s/ Mitchell Edwards
Name: Mitchell Edwards
Title: SVP & General Counsel

cc:	Stephen J. Obie, Jones Day
Edward B. Winslow, Jones Day